NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting (the "Meeting") of the shareholders of Leading Brands, Inc. (the "Company") will be held on Wednesday, July 19, 2017 at Hyatt Regency, 655 Burrard Street, Vancouver, British Columbia, Canada, at the hour of 10:00 a.m. (local time in Vancouver, B.C.) for the following purposes:

1.	to receive the financial statements and the Auditors' Report for the fiscal year ended February 28, 2017;

2.	to appoint auditors and to authorize the directors to fix the auditors' remuneration; and

3.	to elect a director;

Accompanying this Notice of Meeting is an Information Circular, form of proxy or voting instruction form, and a Finanical Statement Request Form .. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is incorporated by reference into and deemed to form part of this Notice.

You are entitled to vote at the meeting if you owned shares of the Company at the close of business on June 14, 2017 (the "Record Date"). You will not be entitled to vote if you became a shareholder after the Record Date.

If you are a non-registered (beneficial) shareholder and receive these materials through your broker or another intermediary, please complete and return the form of proxy or voting instruction form in accordance with the instructions provided in that form.

If you are a registered shareholder and are unable to attend the Meeting in person, please date and sign the enclosed form of proxy and send it to Computershare Investor Services Inc. ("Computershare") in accordance with the instructions provided in that form.

You may also vote by telephone or internet. Further voting instructions are available in the Information Circular.

Completed forms of proxies must be received by Computershare at least 48 hours before the time of the Meeting (excluding Saturdays, Sundays and holidays), unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

The enclosed form of proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, the 16th day of June, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ralph McRae

Ralph D. McRae,
Chairman and Chief Executive Officer